NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-04 February 26, 2007

Rob McEwen Returns to Red Lake in new Rubicon
-The “new” Rubicon to include large land positions in Red Lake, Alaska and Nevada -

Rubicon Minerals Corporation (TSX-RMX, AMEX-RBY) is pleased to announce that former Goldcorp Inc. Chairman and CEO, Rob McEwen will join with Rubicon in an exciting new North American gold exploration vehicle which will have an important Red Lake focus. In the proposed transaction, McEwen would acquire a major stake in Rubicon through a minimum investment of $10 million. Through wholly-owned Evanachan Limited, McEwen has also agreed to vend-in to Rubicon a 513,000 acre land package in the area of the world-class Pogo gold mine in Alaska in exchange for shares. Rubicon will also acquire a 225,000 acre land position in prospective northeast Nevada, currently held by Lexam Explorations Inc a company in which McEwen is the major shareholder in exchange for shares. McEwen will serve as a strategic advisor to the management of Rubicon for a minimum period of two years.

Summary of the new Rubicon:

•	Large Land Positions: Red Lake, Ontario, Pogo District, Alaska & Elko County, northeastern Nevada

•	Focus: Politically Safe, North America, Major Gold Districts

•	Share Liquidity: Listed on AMEX and TSX

•	Balance Sheet: $20.0 million in cash & cash equivalents - No Debt

•	Exploration Budget: $8.0 million in 2007

Rubicon Minerals currently controls 180,000 acres of prime exploration ground in the heart of the prolific Red Lake gold camp of Ontario, home of Goldcorp’s Red Lake Mine which is one of the richest gold mines in the world. During his tenure at the helm of Goldcorp, that company realized spectacular growth from a market capitalization of $50 million to over $7.0 billion following discovery of the High Grade Zone. Goldcorp has reported that this zone currently has a Proven and Probable reserve of 1.63 million tonnes grading 83.4 g/t gold or 4.37 million ounces of gold as of December 31, 2005 from a total reserve base of 8.34 million tonnes grading 23.75 g/t gold or 6.37 million ounces of gold.

McEwen said: “I am excited to be back in Red Lake and to be involved in the creation of a new Rubicon which will have a great combination of properties in the low-risk North American gold districts of Red Lake, Alaska and Nevada. It will also have a strong cash position that will be used to carry out aggressive exploration programs. The new Rubicon represents a personal investment in one of North America’s premier exploration companies.”

The land package being acquired by the new Rubicon includes significant land holdings in Alaska consisting of approximately 513,000 acres around the Pogo Mine of Teck-Cominco/Sumitomo, which is entering commercial production and is expected to produce between 350,000 and 500,000 ounces of gold annually over a 10 year mine life. With this acquisition, the new Rubicon will become the largest land holder in the Pogo district and one of the largest land holders in Alaska. Rubicon has also agreed to acquire from Lexam Explorations Inc. approximately 225,000 acres of its highly prospective gold exploration properties in Elko County, northeastern Nevada.

David Adamson, President and CEO of Rubicon said: ”We are excited to welcome Rob back to Red Lake and look forward to working with him to create what we think will be the “go-to” North American exploration company. With the Alaska and Nevada assets added to our Red Lake portfolio and through our financial strength, the new Rubicon is aimed at attracting investors looking for exposure to high quality exploration in district-scale, politically stable environments.”

Under the terms of the agreement, McEwen will make a private placement of $10 million into Rubicon at $0.70/share plus a two-year half warrant at $1.50. He will also arrange for the sale of the Alaska and Nevada land packages to Rubicon. The Alaska properties, held by Evanachan Limited, wholly owned by McEwen, will be acquired for 31,428,571 shares at a deemed value of $0.70/share. The Nevada properties are held by Lexam Explorations Inc. who will receive 8,571,429 million shares for the transfer at a deemed value of $0.70/share.

After giving effect to all of the proposed transactions, Rubicon shareholders will own approximately 58.6%, Evanachan will hold approximately 34.9% and Lexam will own approximately 6.5% of issued share post-closing. Rob McEwen owns or control 100% of Evanachan and approximately 50% of Lexam shares.

Other terms of the agreement include:

•	McEwen will have a right of first refusal to participate pro rata in all debt or equity financings so long as he holds a minimum 10% interest.

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The new Rubicon plans to spend a minimum of $5 million in Red Lake in the first year post-closing of the transaction. In addition it plans to spend $2.5 million per year for the first two years in Alaska plus an initial budget of $0.5 million in Nevada.

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Rubicon’s current management team and Board of Directors would continue to operate the new entity. McEwen has the right to appoint one nominee for election to the Rubicon board and has agreed to support the management board slate for a minimum of two years.

The proposed transactions are subject to, among other things, Rubicon Board of Directors’ approval of a definitive agreement between Lexam, Rubicon and Evanachan, the satisfactory completion of due diligence investigations and Rubicon shareholder approval. In addition, Evanachan and Lexam would be entitled to a termination fee of 3% of the value of the proposed transactions, to be allocated in proportion to their ownership in the New Rubicon, if Rubicon shareholders reject the proposed transactions.

RUBICON MINERALS CORPORATION

“David W. Adamson”
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President & CEO

The securities to be issued in the potential transactions have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Forward Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the Company’s intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Companies exploration programs, the Company’s
Expenditures on such exploration and the anticipated results of such exploration

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to successfully negotiate or subsequently close such transactions, inability to obtain required shareholder or regulatory approvals, uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the ability of management to successfully consummate the proposed transactions and implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, contact Bill Cavalluzzo, VP-Investor Relations 416 265 8049 or Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC, CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.